SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          NOTIFICATION OF LATE FILING
                                 OF FORM 10-Q

                    For the period ended September 30, 2000

                        Commission file number: 0-11882

                       TELECOMMUNICATION PRODUCTS, INC.
            (Exact name of registrant as specified in its charter)

            Colorado                              84-0916299
  (state or other jurisdiction                 (I.R.S. Employer
of incorporation or organization)	    Identification No.)

                    P. O. Box l7013, Golden, Colorado 80402

Registrant's telephone number, including area code: (303)278-2725

                                    PART I

Full Name of Registrant: Telecommunication Products, Inc. (hereafter referred to as the Company)

Address of Principal Executive Office: P. O. Box l7013, Golden, Colorado 80402 (The Company presently has no physical office space).

                                    PART II

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), since:

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  No other exhibits are required to be attached hereto.

                                   PART III

The Form 10-Q could not be filed within the prescribed time period, as the Company was in the process of obtaining new counsel, which counsel was just retained today.

                                    PART IV

(1) Name and telephone number of person to contact in regard to this notification: Don E. Ranniger, President (303) 278-2725

(2) All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months have been timely filed.

(3) It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, to wit:

The Company was paid $75,000 during the subject quarter in connection with a letter of intent. The Company had no other revenues during the subject quarter. A significant portion of the $75,000 has been spent on accounts payable and other expenses pursuant to the letter of intent.

Telecommunication Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

              						  TELECOMMUNICATION PRODUCTS, INC.


November 15, 2000			  By:____________/s/____________
                  							Don E. Ranniger, President